Filed by Artemis Strategic Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Novibet PLC
Commission File No. 001-40855
Date: March 30, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 30, 2022

ARTEMIS STRATEGIC INVESTMENT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-40855	86-1303512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3310 East Corona Avenue

Phoenix, Arizona 85040

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (602) 346-0329

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	ARTEU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	ARTE	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	ARTEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On March 30, 2022, Artemis Strategic Investment Corporation, a Delaware corporation (“Artemis,” “we,” “us,” “our” or the “Company”), entered into an agreement and plan of reorganization, with Komisium Limited, a private company limited by shares incorporated under the laws of Cyprus (“Komisium”), Logflex MT Holding Limited, a limited liability company organized under the laws of Malta with company registration number C 77769 and having its registered office at 170, Pater House, Level 1 (Suite A191), Psaila Street, Birkirkara, BKR 9077, Malta and a direct, wholly-owned subsidiary of Komisium (“Novibet”), Novibet PLC, a United Kingdom public limited company, and a direct, wholly-owned subsidiary of Komisium (“PubCo”), and Novibet Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PubCo (“Merger Sub”) (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement and the transactions contemplated thereby (the “Business Combination”) were unanimously approved by Artemis’ board of directors on March 28, 2022.

Novibet is a vertically-integrated online gambling operator offering a full suite of online gaming and sports betting products across desktop and mobile channels. The parties have ascribed Novibet a pre-Business Combination enterprise value of $625 million.

Assuming no redemption from Artemis’s trust account, it is anticipated that, immediately following the Business Combination, (1) Artemis’s public stockholders will own approximately 25% of the outstanding ordinary shares of PubCo (the “PubCo Ordinary Shares”), (2) Artemis Sponsor, LLC (the “Sponsor”) and certain anchor investors in Artemis will own approximately 6% of the outstanding PubCo Ordinary Shares, and (3) Komisium will own approximately 69% of the outstanding PubCo Ordinary Shares (such figures assume that the Novibet Shareholder receives $50 million of Closing Cash Consideration (as defined below) in connection with the closing of the Business Combination (the “Closing”) and do not take into account any Earnout Consideration (as defined below) that may be issued to Komisium following the Closing upon satisfaction of the earnout conditions described below. Following the Closing, PubCo is expected to be a “controlled company” within the meaning of the Nasdaq listing rules.

The Closing is expected to occur in the second half of 2022, following the fulfillment of the closing conditions set forth in the Merger Agreement.

Share Exchange

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain closing conditions set forth therein, immediately prior to the Effective Time (as defined below), Komisium will sell and transfer all issued ordinary shares and other equity interests of Novibet to PubCo, in consideration for (a) an amount of cash, which will not exceed $50,000,000, equal to the excess of Gross Closing Proceeds (as defined below) over $100,000,000 (the “Closing Cash Consideration”) and (b) a number of PubCo Ordinary Shares (the “Closing Share Consideration”) calculated by subtracting the Closing Cash Consideration from $625,000,000, divided by $10.20.

Earnout

In addition to the Closing Share Consideration and Closing Cash Consideration, following the Closing, Komisium may receive up to 9,803,921 additional PubCo Ordinary Shares as earnout consideration (the “Earnout Consideration”). The Earnout Consideration will be payable as follows:

•	If during the one year period following the Closing (the “First Earnout Period”), the volume-weighted average price (“VWAP”) per PubCo Ordinary Share is greater than or equal to $12.00 (as adjusted for share splits, bonus share issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period during the First Earnout Period, PubCo will issue an additional 1,470,588 PubCo Ordinary Shares to Komisium (the “First Earnout Shares”);

•	If during the 18 month period following the Closing (the “Second Earnout Period”), the VWAP per PubCo Ordinary Share is greater than or equal to $15.00 (as adjusted for share splits, bonus share issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period during the Second Earnout Period, PubCo will issue an additional 1,470,588 PubCo Ordinary Shares to Komisium (the “Second Earnout Shares”); and

•	If PubCo’s annualized aggregate net gaming revenue for the first year following the Closing is greater than $171,000,000 as determined in accordance with the terms of the Merger Agreement (the “Earnings Threshold”), PubCo will issue an additional 1,470,588 PubCo Ordinary Shares for each $1,000,000 such figure exceeds the Earnings Threshold, up to a maximum of 6,862,745 PubCo Ordinary Shares (the “Third Earnout Shares”); provided, however, that, if at the end of the business day on the date that the Third Earnout Shares would otherwise be required to be issued the closing price per PubCo Ordinary Share is less than $10.20, PubCo will not be required to issue such Third Earnout Shares unless and until the VWAP per PubCo Ordinary Share is greater than or equal to $10.20 for any 20 trading days within any 30 trading day period during the following six month period.

If there is a Change of Control (as defined in the Merger Agreement) of PubCo during the First Earnout Period or Second Earnout Period that provides for a price per PubCo Ordinary Share greater than or equal to $12.00 or $15.00, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously paid, PubCo shall issue to Komisium (i) the First Earnout Shares and/or Second Earnout Shares, as applicable, and (ii) the Third Earnout Shares.

Merger of Artemis

Subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement as described in more detail below, including the approval of the Merger Agreement and the transactions contemplated thereby by Artemis’s stockholders, Merger Sub will merge with and into Artemis, with Artemis surviving and continuing as a direct, wholly-owned subsidiary of PubCo, and with the stockholders of Artemis becoming stockholders of PubCo (the “Merger”).

At the effective time of the Merger (the “Effective Time”), (a) each issued and outstanding share of Class B common stock of Artemis, par value $0.0001 per share (the “Class B Common Stock”) will be automatically converted into one share of Class A common stock of Artemis, par value $0.0001 per share (the “Class A Common Stock”) in accordance with the terms of Artemis’s Third Amended and Restated Certificate of Incorporation (the “Artemis Charter”) and the Sponsor Support Agreement (as defined below), (b) each issued and outstanding share of Class A Common Stock (including the Class A Common Stock issued upon conversion of Class B Common Stock, but not including any shares redeemed by Artemis’s public stockholders and certain other excluded Artemis shares) will be automatically converted into the right of the holder thereof to receive one PubCo Ordinary Share and (c) each outstanding whole warrant of Artemis will be assumed by PubCo and will become exercisable for one PubCo Ordinary Share, on the same terms as the warrants of Artemis in accordance with the terms of the Warrant Agreement (as defined below).

Representations and Warranties

The parties to the Merger Agreement have made customary representations and warranties for transactions of this type. The representations and warranties made under the Merger Agreement will not survive the Closing.

Covenants

The parties to the Merger Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Artemis and Novibet during the period between the execution of the Merger Agreement and the Closing and covenants with respect to the preparation and filing of the registration statement on Form F-4 (“Registration Statement”), which will include the proxy statement of Artemis and the prospectus of PubCo (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”).

In addition, Komisium agreed not to transfer any of the ordinary shares of Novibet that it held on the date of the Merger Agreement. However, Komisium is permitted to transfer up to 10% of such ordinary shares as long as the transferee(s) enter into joinder agreements to the Merger Agreement prior to Closing.

The covenants made under the Merger Agreement will not survive the Closing, unless by their terms they are to be performed in whole or in part after the Closing. The Merger Agreement provides that, immediately following the Closing, individuals selected by the Sponsor or Novibet will be elected and appointed as members of the PubCo board of directors, and Rodolfo Odoni, the current Chairman of Novibet, will be appointed as Chairperson of the initial board of directors of PubCo.

Conditions to Closing

The Closing is subject to certain customary conditions, including, among other things: (i) approval by Artemis’ stockholders of the Merger Agreement and the transactions contemplated thereby; (ii) the approval of the listing of the PubCo Ordinary Shares to be issued to Artemis stockholders in connection with the Business Combination on the Nasdaq Stock Market (“Nasdaq”), subject to official notice of issuance; (iii) the Registration Statement becoming effective; (iv) the accuracy of the representations and warranties, covenants and agreements of Novibet, Komisium, Merger Sub, PubCo and Artemis, respectively; (v) the absence of any material adverse effect that is continuing with respect to Novibet, Komisium, Merger Sub, PubCo and Artemis, respectively, between the date of the Merger Agreement and the date of the Closing; (vi) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (vii) solely as a condition to Novibet’s obligations to consummate the Closing, there being a minimum cash of $50,000,000 contained in the Trust Account maintained by Artemis (following any redemptions by Artermis’s public stockholders), on Artemis’ balance sheet and/or from the aggregate amount of gross proceeds from any subscription or investment agreement entered into by Novibet, PubCo or Artemis between the date of the Merger Agreement and Closing (the “Gross Closing Proceeds”), and (viii) solely as a condition to Artemis’s obligations to consummate the Closing, the public warrants of Artemis to be assumed by PubCo in accordance with the Merger Agreement will have been approved for listing on Nasdaq, subject to official notice of issuance.

Proxy Statement/Prospectus and Stockholder Meeting

As promptly as practicable after the execution of the Merger Agreement, (i) PubCo, Artemis and Novibet will jointly prepare and PubCo will file with the SEC (at the sole cost and expense of Novibet) the Registration Statement. The Registration Statement is excepted to be submitted confidentially to the U.S. Securities and Exchange Commission on March 31, 2022.

Termination

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned: (i) by mutual written agreement of Artemis and Novibet; (ii) by either Artemis or Novibet if the Business Combination is not consummated by the nine month anniversary of the date of the Merger Agreement, provided, however, that neither party shall have the right to terminate if their action or failure to act has been a principal cause of or principally resulted in the failure of the transactions to occur on or before such date and such action or failure to act constitutes a material breach of the Merger Agreement; (iii) by either Artemis or Novibet if a governmental entity of competent jurisdiction has issued an order or taken any action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Business Combination, which order or other action is final and nonappealable; (iv) by either Novibet or Artemis if the approval of the Business Combination by Artemis stockholders has not been obtained; (v) by Novibet following a modification in the recommendation of Artemis’s board of directors; (vi) by Novibet if the anticipated Gross Closing Proceeds of Artemis are less than $50,000,000 and (vii) by Novibet or Artemis if the other party has an uncured breach of the Merger Agreement that would result in a failure of the applicable closing conditions. No party will have any liability after the termination of the Merger Agreement, except for intentional fraud or a material and willful breach.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Artemis, Novibet or any other party to the Merger Agreement.

In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Investors Agreement

At the Closing, the Sponsor, Komisium and PubCo will enter into the Investors Agreement, pursuant to which, among other things, the Sponsor and Komisium will agree with PubCo that the PubCo Ordinary Shares held by them (including PubCo Ordinary Shares issued upon the Sponsor’s exercise of any of its warrants) will be subject to transfer restrictions until the earlier of (a) 12 months after the Closing or (b) the date on which the closing price of PubCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, bonus share issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing. Notwithstanding the transfer restrictions set forth therein, (i) Komisium will be entitled to transfer up to 10% of the PubCo Ordinary Shares acquired by it in the Business Combination (in the form of either Closing Share Consideration or Earn Out Consideration) to “accredited investors” (within the meaning of applicable U.S. securities laws) during the lock-up period, commencing 6 months after the Closing, and (ii) certain other customary transfers will be expressly permitted during the lock-up period.

The Investors Agreement will further provide that: (a) for as long as the Sponsor beneficially owns a number of PubCo Ordinary Shares representing at least 5% of the total voting power of PubCo’s then issued and outstanding equity interests, the Sponsor will be entitled to appoint 2 members of PubCo’s board of directors (provided that at least one such board member must satisfy the Nasdaq diversity requirements and each such board member must satisfy the Nasdaq independence requirements); (b) for as long as the Sponsor is entitled to appoint a member of the PubCo board of directors pursuant to the Investors Agreement, Komisium will agree to use its commercially reasonable efforts to have the Sponsor’s nominee appointed to the PubCo board of directors, including soliciting votes in favor of the election of any such director at any meeting of PubCo’s shareholders; (c) for as long as Komisium beneficially owns (i) at least 50% of the total voting power of PubCo’s then issued and outstanding equity interests, Komisium will be entitled to appoint a majority of the members of the PubCo board of directors (provided that at least one such board member must satisfy the Nasdaq independence requirements), (ii) at least 40% but less than 50% of the total voting power of PubCo’s then issued and outstanding equity interests, Komisium will be entitled to appoint 2 members of PubCo’s board of directors, and (iii) at least 5% but less than 40% of the total voting power of PubCo’s then issued and outstanding equity interests, Komisium will be entitled to appoint one member of PubCo’s board of directors; and (d) for so long as Komisium beneficially owns at least 15% of the total voting power of PubCo’s then issued and outstanding equity interests, Komisium will be entitled to appoint the chairperson of PubCo’s board of directors.

The Investors Agreement will further provide that, for as long as the Sponsor or Komisium beneficially owns a number of PubCo Ordinary Shares representing at least 5% of the total voting power of PubCo’s then issued and outstanding equity interests and the number of directors on the PubCo’s the board of directors is no greater than five, each will agree that it will not, without the approval of the PubCo board of directors, (i) enter into, propose or seek any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving PubCo or any of its subsidiaries, (ii) initiate or participate in any proxy solicitation or (iii) publicly nominate or recommend for nomination a person for election at any PubCo shareholder meeting, except as expressly permitted by the Investors Agreement.

The foregoing description of the Investors Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investors Agreement, the form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor, Novibet and Artemis entered into a Sponsor Support Agreement, pursuant to which the Sponsor agreed, among other things, to vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, to vote against any business combination proposal other than the Business Combination or other proposals that would impede or frustrate the Business Combination, and to not change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Artemis. Additionally, the Sponsor agreed not to redeem any shares of the Class A Common Stock or Class B Common Stock held by it in connection with the Business Combination, and to waive the anti-dilution and conversion price adjustments set forth in the Artemis Charter with respect to its Class B Common Stock.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement, a copy of which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Registration Rights Agreement

At the Closing, PubCo, the Sponsor and certain other security holders of PubCo will enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which, upon completion of the Business Combination, the PubCo Ordinary Shares and certain other registrable securities described therein held by the Sponsor, Komisium and the other parties thereto, will bear the same registration rights provided under Artemis’s existing registration rights agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is filed as Exhibit 10.3 hereto and is incorporated by reference herein.

Warrant Assignment, Assumption and Amendment Agreement

At the Closing, Artemis and Continental Stock Transfer & Trust Company, a New York limited purpose trust company (“Continental”) will enter into a Warrant Assignment, Assumption and Amendment Agreement in connection with the Business Combination (the “Warrant Agreement”), pursuant to which as of the Closing, (a) each whole warrant of Artemis that is issued and outstanding immediately prior to the effective time of the Business Combination will be assumed by PubCo and will be exercisable, in accordance with the terms of the Warrant Agreement, for one PubCo Ordinary Share and (b) Artemis will assign to PubCo all of Artemis’ right, title, and interest in and to the existing warrant agreement with Continental and PubCo will assume, and agree to pay, perform, satisfy and discharge in full, all of Artemis’ liabilities and obligations under the existing warrant agreement arising from and after the Closing.

The foregoing description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Agreement, the form of which is filed as Exhibit 4.1 hereto and is incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

On March 30, 2022, Artemis issued a press release announcing the execution of the Merger Agreement and other matters related to the Business Combination and Artemis. The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Attached as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation dated March 2022, which will be used by the Artemis with respect to the Business Combination.

On March 30, 2022, Artemis and Novibet made a webcast available on their respective websites in which members of their respective managements discussed the Business Combination (the “Webcast”). A copy of the transcript for the Webcast is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1, 99.2, and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Artemis under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1, 99.2, and 99.3.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, Artemis, Novibet, and PubCo intend to prepare, and PubCo intends to file with the SEC a Registration Statement containing the Proxy Statement/Prospectus, one or more amendments to the Registration Statement, and, after the Registration Statement is declared effective, Artemis will mail the definitive Proxy Statement/Prospectus included therein to the holders of Artemis’s common stock in connection with Artemis’s solicitation of proxies for the vote by Artemis stockholders with respect to the Business Combination and other matters described in the Registration Statement. Artemis urges its stockholders and other interested persons to read, when available, the Registration Statement, the amendments thereto, and the documents incorporated by reference therein, as well as other documents filed by Artemis and PubCo with the SEC in connection with the Business Combination, as these materials will contain important information about Artemis, Novibet, and the Business Combination. Stockholders of Artemis will also be able to obtain copies of such documents, when available, free of charge through the website maintained by the SEC at www.sec.gov or by directing a written request to Artemis Strategic Investment Corporation, 3310 East Corona Avenue, Phoenix, AZ 85040.

Participants in the Solicitation

Under SEC rules, Artemis, Novibet, PubCo, and its and their respective officers and directors may be deemed to be participants in the solicitation of Artemis’s stockholders in connection with the Business Combination. Stockholders of Artemis may obtain more detailed information regarding the names, affiliations, and interests of Artemis’s directors and officers in Artemis’s final prospectus for its initial public offering, filed with the SEC on October 1, 2021 (the “IPO Prospectus”), and the Registration Statement, when available. The interests of Artemis’s directors, officers, and others in the Business Combination may, in some cases, be different than those of Artemis’s stockholders generally. Information about such interests will be set forth in the Registration Statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits hereto include historical information as well as “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are included throughout this Current Report on Form 8-K and the exhibits hereto and relate to matters such as the future results of operations and financial position of PubCo and its subsidiaries; planned products and services; Novibet’s business strategy, including Novibet’s planned launch in the United States and North America; objectives of Novibet’s management for future operations; market size and potential growth opportunities; competitive position; expectations and timings related to commercial launches; potential benefits of the proposed Business Combination; and technological and market trends and other future conditions.

Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “future,” “anticipate,” “assume,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. Accordingly, such forward-looking statements are not guarantees and are subject to inherent risks, uncertainties, and changes in circumstance that are difficult to predict and may be outside of PubCo’s, Artemis’s and Novibet’s control. PubCo’s, Artemis’s and Novibet’s actual results may differ materially from their expectations, estimates and projections due to a variety of factors and consequently, you should not place undue reliance on these forward-looking statements as predictions of future events. Although it is impossible to identify all factors that may cause such differences, they include, but are not limited to: (1) the level of redemptions by Artemis’s shareholders in connection with the Business Combination and the outcome of any legal proceedings that may be instituted against Artemis or Novibet following the announcement of the Business Combination; (2) the inability to complete the Business Combination; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain any necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations of Novibet as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (6) costs related to the Business Combination; (7) changes in laws or regulations applicable to Novibet’s business and Novibet’s ability to comply with such laws and regulations; (8) the possibility that PubCo may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic on Novibet’s business; (10) the risk factors which will be set forth under the heading “Risk Factors” in the Registration Statement; and (11) the risks and uncertainties described in the “Risk Factors” section of Artemis’s IPO Prospectus and Artemis’s and PubCo’s subsequent filings with the SEC.

The foregoing list of factors is not exclusive. There may be additional risks that Artemis and Novibet do not presently know or that they currently believe are immaterial that could cause actual results to differ materially from those contained in the forward-looking statements. All information set forth herein speaks only as of the date hereof in the case of information about Artemis and Novibet or the date of such information in the case of information from persons other than Artemis and Novibet, and PubCo, Artemis and Novibet expressly disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Current Report on Form 8-K or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto are for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Agreement and Plan of Reorganization, dated as of March 30, 2022, by and among Artemis Strategic Investment Corporation, Komisium Limited, Logflex MT Holding Limited, Novibet PLC, and Novibet Merger Sub Inc.
4.1	Form of Warrant Agreement, by and among Novibet PLC, Artemis Strategic Investment Corporation, and Continental Stock Transfer and Trust Company.
10.1	Form of Investors Agreement, by and among Novibet PLC, Artemis Sponsor, LLC, and Komisium Limited.
10.2†	Sponsor Support Agreement, dated as of March 30, 2022, by and among Artemis Strategic Investment Corporation, Logflex MT Holding Limited, and Artemis Sponsor, LLC.
10.3	Form of Registration Rights Agreement, by and among Novibet PLC, Artemis Sponsor, LLC, Komisium Limited, and the other parties listed on the signature pages thereto.
99.1	Press Release dated March 30, 2022.
99.2	Investor Presentation dated March 2022.
99.3	Transcript of Webcast dated March 30, 2022.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

	By:	/s/ Thomas Granite
	Name:	Thomas Granite
	Title:	Chief Financial Officer
Date: March 30, 2022